APPENDIX A

To Item 2 of Schedule 13D

The following sets forth information with respect to certain of the executive officers and managers of APO Corp. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Managers, Directors and Principal Executive Officers of APO Corp.

The managers and executive officers of APO Corp. are Marc Rowan, Scott Kleinman, and James Zelter. The principal occupation of each of Messrs. Rowan, Kleinman, and Zelter is to act as executive officer, manager and director of APO Corp. and other related investment managers and advisors.

None of Messrs. Rowan, Kleinman, and Zelter effected any transactions in the ordinary shares during the past 60 days.

The business address of each of Messrs. Rowan, Kleinman, and Zelter is c/o Apollo Management, L.P., 9 West 57th Street, 41st Floor, New York, New York 10019. Messrs. Rowan, Kleinman, and Zelter are each a citizen of the United States. Each of Messrs. Rowan, Kleinman, and Zelter disclaims beneficial ownership of the ordinary shares reported as beneficially owned by the Reporting Persons.

EXHIBIT B

STRICTLY PRIVATE AND CONFIDENTIAL

FPLF Management LLC

1345 Avenue of the Americas
New York, New York 10105

February 14, 2025

AP Fresco Aggregator, L.P.

MAPS Equity Holdings, LLC

9 West 57th Street

New York, New York 10019

Re:	Fortress Private Lending Fund

Ladies and Gentlemen:

This letter agreement (this "Letter Agreement") is written in connection with the investments by AP Fresco Aggregator, L.P., a Delaware limited partnership (the "Apollo Feeder") and MAPS Equity Holdings, LLC, a Delaware limited liability company (the "RIC SPV") (together, the "Subscriber" and each, a "Subscriber") in Fortress Private Lending Fund, a Delaware statutory trust (the "Company"), and each Subscriber entering into, contemporaneously herewith, a subscription agreement (together, the "Subscription Agreement" and each a "Subscription Agreement") to acquire common shares of beneficial interest of the Company. Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the confidential private placement memorandum of the Company dated February 2025 and/or the Subscription Agreement, as the context requires.

The Subscriber and FPLF Management LLC (the "Adviser" and, together with the Subscriber, the "Parties" and each, a "Party"), on behalf of itself and in its capacity as investment adviser to the Company, have agreed as follows:

1.             Most Favored Nation. In consideration of the Capital Commitments of the Subscriber to the Company of at least $180 million, if, at any time prior to, on or after the date hereof, the Adviser enters into any side letter or similar agreement with any other direct or indirect subscriber (in its capacity as a direct or indirect Shareholder of the Company), other than a "Designated Investor" as defined below, in connection with such direct or indirect Shareholder's subscription to the Company grants any rights or benefits in respect of a direct or indirect investment in the Company that are more favorable in any material respect (as determined by the Adviser in good faith) to such direct or indirect Shareholder than those granted to the Subscriber pursuant to this Letter Agreement, the Adviser shall disclose such rights or benefits to the Subscriber in writing reasonably promptly following the end of the initial marketing period of the Company (such period as determined by the Adviser in its reasonable discretion, which period shall not be less than twelve (12) months from the Initial Closing, the "Initial Marketing Period"), and following the Initial Marketing Period, and thereafter promptly after entering into any such side letter or similar agreement, and shall offer to the Subscriber the opportunity to elect to include such rights or benefits in respect of its investment in the Company in this Letter Agreement by providing written notice to the Adviser within thirty (30) calendar days of receipt of such terms, effective as of the date they become effective with respect to the other direct or indirect Shareholder or, if later, the date of the Subscriber's admission as a Shareholder. The election of the Subscriber to include any such terms in this Letter Agreement will require the acceptance and compliance of the Subscriber with any conditions or other obligations, including, for the avoidance of doubt, any such conditions that may be less favorable, applicable to such other direct or indirect Shareholder as determined by the Adviser. For purposes of this paragraph, the term "Designated Investor" means (i) any of the current and former partners, principals and employees of Fortress Investment Group LLC (together, with its affiliates "Fortress") and their Affiliates and related Persons and any entity that is an Affiliate of Fortress (but excluding for the avoidance of doubt any feeder vehicle or similar entity controlled or managed by Fortress or its Affiliates established for the purpose of facilitating third-party investments, directly or indirectly, in the Company), and (ii) any Shareholder, together with its Affiliates, that makes an aggregate Capital Commitment to the Company in an amount greater than the Subscriber's Capital Commitments; provided that, for purposes of this clause (ii) Shareholders that share a common investment manager or consultant with such other Shareholder (as of the date of this Letter Agreement or in the future) may be treated as "Affiliates" as determined by the Adviser. This paragraph does not apply to a term that (i) is related to any regulation, legal requirement, accounting regime or bona fide written policy consistently applied that is applicable to a Shareholder, its beneficial owners or any of its respective Affiliates, in each case, that gave rise to the applicable provisions in the applicable side letter, or (ii) grants the ability to disclose certain Confidential Information in consideration of the fact that such direct or indirect investor has disclosure obligations to any governmental authority or in respect of any applicable law, regulation or rules, unless the Subscriber itself is directly or indirectly subject to the same specific disclosure obligations to any governmental authority or with respect to any applicable law, regulation or rules that gave rise to the applicable provisions in the applicable side letter. Notwithstanding the foregoing, nothing in this Letter Agreement shall be construed as providing the Subscriber or its Affiliates with the right to elect to receive any rights offered to distribution partners (or investors that are clients of such distribution partners) in the private wealth channel.

2.             Representations and Warranties. The Adviser, on its own behalf and on behalf of the Company, represents and warrants to the Subscriber, that, unless otherwise indicated herein, as of the date on which (i) the Company accepts the Subscriber's Subscription Agreement, and (ii) the Company issues Shares to the Subscriber pursuant to a Closing:

(a)            The execution and delivery of the Company Documents and the Subscription Agreement does not, and the consummation of the transactions contemplated thereby, will not (i) violate or conflict with any provision of the Declaration of Trust or Bylaws, (ii) violate any provision of any law, or any governmental order, applicable to the Adviser or the Company or effect the suspension, revocation, forfeiture or nonrenewal of any material permit or license applicable to the Adviser or the Company, (iii) conflict, violate or result in a breach of or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, accelerate any obligation under, give rise to any right of termination, amendment, modification, acceleration or cancellation of, allow the imposition of any fees or penalties, require the offering or making of any payment or redemption, give rise to any increased, guaranteed, accelerated or additional rights or entitlements of any person or otherwise adversely affect any rights of or require any consent of any person pursuant to, any note, bond, mortgage, indenture, agreement, lease, permit, instrument, obligation or other contract to which the Adviser or the Company is a party or bound or (iv) result in the creation or incurrence of any lien on any property, assets or rights of the Adviser or the Company, other than, in the case of clauses (i) through (iv), for such violations, breaches, defaults, terminations, cancellations, revocations, suspensions, liens or other exceptions which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business of the Adviser or the Company.

(b)           The issuance, offer and sale of the Shares purchased pursuant to the Subscription Agreement and the due execution of and delivery by the Company of the Subscription Agreement do not and will not require any consent, approval or authorization of, or filing, registration or qualification with, any U.S. federal or governmental authority.

(c)           It is duly formed under the laws of its jurisdiction of organization, and is existing and in good standing under such laws.

(d)           It has the power, capacity and authority to enter into the Company Documents and the Subscription Agreement (in each case, to the extent such party is party thereto, or otherwise bound by contract to perform thereunder, such documents and instruments, collectively, the "Applicable Documents"), and to perform its obligations thereunder.

(e)            The execution, delivery and performance by it of the Applicable Documents has been duly authorized by all necessary action on the part of it, subject to enforcement, bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and general equity principles.

(f)            Each of the Applicable Documents to which it is a party has been duly executed and delivered by it, as applicable, and is a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to enforcement, bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and general equity principles.

(g)           The execution and delivery of the Applicable Documents, the consummation of the transactions contemplated thereby and the performance of the obligations thereunder by it will not conflict with or result in any violation of or default under any provision of the Company Documents or the Subscription Agreement, any constitutional or organizational document of it, or any agreement or other instrument to which it is a party or by which it or any of its properties are bound, or any law or regulation which is applicable to it.

(h)           No authorization, consent, approval or order of any court or any governmental or administrative body is required by it as a result of the execution, delivery and performance by it of the Applicable Documents, other than those which have already been obtained, except any thereof which may be required of the Company solely by virtue of the nature of any Shareholder.

(i)            It is not in default in any material respect (nor has any event occurred which with notice, lapse of time, or both, would constitute a default in any material respect) in the performance of any agreement or other instrument to which it is a party or by which it or any of its or its properties are bound, which default or violation would materially adversely affect the business or financial condition of the Adviser or the Company or impair the Adviser's or the Company's ability to carry out its obligations under the Company Documents and the Subscription Agreement.

(j)            There is no legal action, suit, arbitration or other legal, administrative or other governmental investigation, inquiry or proceeding in progress, pending or, to the knowledge of it, threatened against or affecting the Company or the Adviser that would be reasonably likely to have a material adverse effect on the business of the Company or the Adviser or the Company's or the Adviser's ability to carry on its business in the manner contemplated by the Company Documents and the Subscription Agreement.

(k)            There are no actions, proceedings or investigations pending before any court or governmental authority, including, without limitation, the U.S. Securities and Exchange Commission (the "SEC") or any state securities regulatory authority, against the Company or the Adviser that claim or allege violation of any federal or state securities law, rule or regulation or the commission of fraud or misrepresentation or breach of fiduciary duties, that if adversely determined, would materially adversely affect the business or financial condition of the Company or the Adviser.

(l)            Assuming the accuracy of the representations of each Shareholder contained in the Company Documents, the applicable Subscription Agreement and the continued compliance with all applicable covenants to which the Subscriber has agreed, as of the date hereof, to the best of the Adviser's knowledge, neither the sale of Shares by the Company nor the Company's use of the proceeds of the Subscriber's Drawdown Purchases violates the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 (as it may be amended from time to time) and any regulations promulgated thereunder, to the extent applicable.

(m)          The Adviser will use its commercially reasonable efforts (i) to cause the Company not to be included on the Specially Designated Nationals and Blocked Persons List of the U.S. Department of the Treasury's Office of Foreign Assets Control and (ii) to ensure that the Company does not invest in any entity (A) appearing on the Specially Designated Nationals and Blocked Persons List of the U.S. Department of the Treasury's Office of Foreign Assets Control, or (B) with which a transaction is prohibited by Executive Order 13224, the USA PATRIOT Act, the Trading with the Enemy Act or the foreign asset control regulations of the United States Treasury Department, in each case as amended from time to time.

3.             Transfers.

(a)            The Adviser agrees that, for purposes of Section 10(a) of the Subscription Agreement with respect to the consent of the Subscriber's Shares to an Affiliate, it shall not consider any of the Subscriber's Affiliates to be a competitor of the Company, the Adviser, any portfolio company of the Company or any of their respective Affiliates; provided, however, that the status of any Affiliate may be reevaluated upon a material change in such Affiliate's business following the date of this Letter Agreement, in which case each of the Adviser and the Subscriber agrees that the Adviser and the Subscriber shall discuss in good faith whether any Affiliate is to be considered a competitor and shall mutually consider in good faith appropriate measures to mitigate any risks to the Company from a Transfer to such Affiliate.

(b)           The Adviser agrees that both prior to, and following, the BDC Election, subject to paragraph 3(a) above, it shall not unreasonably withhold, delay or condition its consent to any Transfer by the Subscriber of any or all of its Shares to any transferee (including an Affiliate of the Subscriber), including solely on the basis that the Transfer to the transferee may result in the Company being required to disclose such Transfer, or the transferee, in its ordinary course public filings, unless such transfer would impose an undue burden on the Company under the affiliation regime of the U.S. Investment Company Act of 1940, as amended (the "1940 Act"); provided that any such Transfer shall comply with all of the Transfer conditions contained in Section 10 (subject to paragraph 3(a) above) and Annex 1 of the Subscription Agreement.

(c)            The terms of any side letter issued to the Subscriber shall (including this Letter Agreement), as of the effective date of a Transfer by the Subscriber of any of its Shares or its Capital Commitment to its Affiliate, mutatis mutandis, in accordance with all of the conditions set forth in Section 10(a) of the Subscription Agreement, apply to the Affiliate transferee as if the side letter had been issued to the Affiliate transferee, and, in the case of a transfer of all of its Shares or its entire Capital Commitment to its Affiliate, the Subscriber shall be released from its obligations under the Subscription Agreement to make capital contributions or other payments to the Company pursuant to the Subscription Agreement.

(d)            Any admission of additional partners or beneficial owners to, or a direct or indirect transfer of interests or beneficial interests in, the Subscriber or the entities investing directly or indirectly in the Subscriber (including by way of any direct or indirect pledge, security or equivalent arrangement over such interests in the Subscriber or of any direct or indirect owner or beneficial owner of the Subscriber) shall not be deemed a Transfer for purposes of the Company Documents or the Subscription Agreement so long as (i) following such admission or transfer, the Subscriber will remain advised or managed and controlled by Apollo S3 Investment Management, L.P. ("Apollo") or an Affiliate of Apollo, (ii) all of the information provided to the Company by the Subscriber in its Subscription Agreement delivered to the Company in connection with its purchase of Shares (including its tax identification number and any other tax information and any materials submitted in connection with the Company's "know-your-customer policies") will remain true and correct following such admission, withdrawal or transfer and (iii) such transaction was not undertaken in such manner to circumvent the restrictions on Transfers under the Company Documents or the Subscription Agreement.

(e)            Notwithstanding the foregoing, nothing in this Letter Agreement shall be construed as waiving the requirement for the Adviser to consent to a Transfer.

4.             Participation Rights. The Adviser, on its own behalf and on behalf of the Company, agrees that the Subscriber shall be provided the right to participate (the "Participation Right") in any offering of preferred shares of the Company (such preferred shares, the "Preferred Shares", and such offering, a "Preferred Offering"), subject to the following conditions:

(a)            following a Preferred Offering, the Preferred Shares will be held by at least five (5) or more investors; and

(b)           the Subscriber's Participation Right shall be capped at an amount equal to twenty-five percent (25%) of the aggregate liquidation value of the Preferred Shares offered in the Preferred Offering.

Notwithstanding the foregoing, the Subscriber shall have no Participation Rights with respect to a Preferred Offering conducted in connection with the launch of the Company as a business development company to facilitate the ability of the Company to qualify as a "publicly offered regulated investment company," as defined in the Code.

5.             Confidential Information. Notwithstanding anything to the contrary contained in any of the Company Documents and the Subscription Agreement:

(a)            Generally. The Subscriber may disclose any information relating to the Adviser or the Company to the extent: (i) such disclosure is required by law or regulation; (ii) such disclosure is required to be made by a governmental or regulatory entity having jurisdiction over the disclosing party; (iii) such disclosure is made in good faith in response to a request for information from a governmental or regulatory entity having jurisdiction over such disclosing party; (iv) such disclosure is made in good faith during the course of an examination of the disclosing party by a governmental or regulatory entity having jurisdiction over the disclosing party; (v) such disclosure is made in good faith in connection with enforcing the Subscriber's rights under this Letter Agreement, the Company's Declaration of Trust and Bylaws, the Subscription Agreement or any other Company Document; (vi) the Subscriber obtained such information from a third party who lawfully possessed and disclosed such information to the Subscriber; (vii) at the time of disclosure, such information is publicly available other than by reason of a breach by the Subscriber of the provisions of this Letter Agreement; or (viii) such information was in the Subscriber's lawful possession on a non-confidential basis prior to disclosure to the Subscriber by the Adviser or the Company.

(b)           Periodic Reporting. The Adviser hereby agrees that it shall not withhold from the Subscriber, and it shall disclose to the Subscriber, any information provided to Shareholders of the Company as required by the periodic reporting and related requirements of the Exchange Act, and in accordance with Regulation FD thereunder.

(c)           Underlying Beneficial Owners. The Adviser acknowledges that it has been advised that direct or indirect owners of the Apollo Feeder are private funds or other pooled investment vehicles. In light of the foregoing, the Apollo Feeder and its direct or indirect owners may disclose the following information that the Apollo Feeder receives from the Company or the Adviser to their existing investors, so long as such investors are subject to an agreement to keep such information confidential to the extent such information is deemed to be confidential: (i) the name and address of the Company and the Adviser and their respective affiliations with Fortress; (ii) the commencement date of the Company; (iii) a general statement regarding the Company's investment purpose derived from the confidential private placement memorandum of the Company; (iv) the fact that the Apollo Feeder is an investor in the Company; (v) the date the Apollo Feeder was admitted to the Company; (vi) the Apollo Feeder's Capital Commitment; (vii) the Company's total Capital Commitments; (viii) the amount of capital contributed by the Apollo Feeder to the Company; (ix) the total capital contributed to the Company at any given time; (x) the total number of Shares purchased and owned or sold by the Apollo Feeder; (xi) the purchase price, sales price, share price and value of the Apollo Feeder's Shares; (xii) the amounts distributed to the Apollo Feeder by the Company; (xiii) the Company's total distributions at any given time; (xiv) the Apollo Feeder's remaining unfunded Capital Commitment; (xv) the Apollo Feeder's capital account balance at any given date; (xvi) the multiple on invested capital and internal rate of return on the Apollo Feeder's investment in the Company and any other ratios and performance information calculated by the Apollo Feeder; (xvii) the name of each of the Company's portfolio companies; (xviii) a description of the Company's portfolio companies; (xix) high-level financials including revenue, earnings before interest, taxes, depreciation and amortization and net debt of each portfolio company of the Company; (xx) any other Company-Level Information (as defined below); and (xxi) such other information which the Apollo Feeder receives from the Company or the Adviser that is not deemed to be confidential.

(d)           Prospective Investors. The Adviser acknowledges that it has been advised that direct or indirect owners of the Apollo Feeder are private funds or other pooled investment vehicles. In light of the foregoing, the Apollo Feeder and its direct and indirect owners shall be permitted to disclose to their bona fide prospective investors and to the bona fide prospective investors of any private investment vehicle for which Apollo or an Affiliate of Apollo provides investment advisory services or serves as general partner or managing member the following information: (i) the name, commencement date and investment team of the Company; (ii) the fact that the Apollo Feeder is a Shareholder in the Company and the Apollo Feeder's closing date; (iii) the general investment focus of the Company including primary region and investment style; (iv) the Apollo Feeder's Capital Commitment to the Company and the percentage of total Capital Commitments to the Company that such Capital Commitment represents at any given time; and (v) the Apollo Feeder's remaining unfunded and funded Capital Commitment as of a specified date (clauses (i)-(v), collectively, the "Company-Level Information"); provided that each such prospective investor is subject to a confidentiality agreement that is no less stringent than the confidentiality obligations set forth in the Subscription Agreement and this Letter Agreement.

(e)           Beneficial Ownership Reporting. The Adviser acknowledges that the Subscriber maybe be required to make certain beneficial ownership reporting filings under Sections 13 and 16 of the Exchange Act (the "Beneficial Ownership Reporting Requirements"). To the extent required to comply with the Beneficial Ownership Reporting Requirements, as reasonably determined by the Subscriber, the Subscriber may disclose any confidential information it receives from the Company, the Adviser or any of their Affiliates to comply with its beneficial ownership reporting requirements thereunder.

(f)            Disclosure to Service Providers, Lenders and Prospective Lenders. The Subscriber may provide to its bona fide service providers (including, without limitation, agents, representatives, administrators, consultants, accountants, legal and regulatory advisers) and lenders information about the Company or the Adviser (including information related to their Affiliates or portfolio companies) furnished by the Company or the Adviser to the Subscriber who have a need to know such information, and such service providers and lenders shall be subject to a duty of confidentiality with respect to such information.

6.             Section 13 and Section 16 Filings. The Adviser will, or will cause the Company to, promptly provide the Subscriber and the Subscriber's designated counsel with any information reasonably requested by the Subscriber or the Subscriber's designated counsel for purposes of the Subscriber making filings required to be made by the Subscriber under Section 13 and Section 16 of the Exchange Act. If requested by the Subscriber or the Subscriber's designated counsel, the Adviser will, or will cause the Company to, use commercially reasonable efforts to assist the Subscriber in making such Section 13 and Section 16 filings; provided that, neither the Adviser nor the Company shall not be responsible for making such filings required to be filed by the Subscriber and such assistance shall not violate the Adviser's or Company's regulatory duties.

7.             Registration Rights. To the extent Shares become listed for trading on a U.S. national securities exchange, either in connection with a public offering by the Company or pursuant to a direct listing, the Company shall enter into a registration rights agreement (the "Registration Rights Agreement") with respect to the Shares then held by the Subscriber or any of its Affiliates (the "Subject Shares") to register offers and sales of the Subject Shares under the Securities Act of 1933, as amended (the "Securities Act"). The terms of such Registration Rights Agreement shall include customary demand and piggyback registration rights, and in any event shall be no less favorable to the Subscriber or its Affiliates, as applicable, than the terms of any similar registration rights that may be provided to any other holder of Shares in the Company, and shall provide that the Company shall: (a) file a resale registration statement under the Securities Act covering the resale of the Subject Shares (the "Resale Registration Statement") within sixty (60) calendar days following the later of (1) the date of such listing, and (2) the expiration of any applicable lockup restrictions covering the Subject Shares; (b) use commercially reasonable efforts to cause the Resale Registration Statement to become effective within one hundred and fifty (150) calendar days after its initial filing; and (c) take such steps as may be reasonably necessary from time to time to maintain such Resale Registration Statement, including filing such amendments or supplements thereto as may be required under the Securities Act, until the earliest of (1) five years, (2) such date as the Subject Shares have been transferred by the Subscriber or its Affiliates pursuant to such Resale Registration Statement and (3) in the event the Company has removed all restrictive legends on the Subject Shares, such date as the Subject Shares can be sold pursuant to Rule 144 under the Securities Act without volume or manner of sale limitations or restrictions.

8.             Aggregation of Commonly Advised Affiliates. For purposes of determining the rights of the Subscriber pursuant to any provision of the Company Documents, the Subscription Agreement or this Letter Agreement that is based, in whole or in part, on the amount of the Subscriber's aggregate Capital Commitment, including for purposes of determining the availability of any right or benefit of the Subscriber and/or its Affiliates pursuant to paragraph 1 of this Letter Agreement, the Subscriber's aggregate Capital Commitment shall be further aggregated with the Capital Commitments of any other entity managed or advised by Apollo or one or more of its Affiliates.

9.             Provision of Information.

(a)            If the Adviser requests any information, documents, affidavits, certifications, verifications, representations or forms from the Subscriber that constitutes personally identifying information about any of the Subscriber's underlying beneficial owners ("Identifying Information"), the Subscriber shall be required to provide such Identifying Information only if such information is (i) reasonably available to the Subscriber and providing such information would not violate the terms of the Subscriber's organizational documents and (ii) as determined by the Adviser, in its good faith discretion, necessary or advisable to satisfy applicable law, rule or regulation or in connection with any legal process, is otherwise required by a governmental agency, regulatory body, judicial authority or self-regulatory organization, financial institution or any other counter-party (to the extent such counter-party's request is based on applicable law, rule or regulation), or is required to avoid, reduce or mitigate taxes (including withholding taxes) on persons other than the Subscriber in any jurisdiction from or through which the Company receives payments.

(b)           If such necessary Identifying Information is requested by the Adviser, the Subscriber may choose to provide such information directly to the relevant governmental agency, regulatory body, judicial authority or self-regulatory organization, financial institution or other counter-party (rather than provide such information to the Company or the Adviser) to the extent allowed by the applicable governmental agency, regulatory body, judicial authority or self-regulatory organization, financial institution or other counter-party and to the extent provision of such information in such manner fully and timely satisfies the Company's or the Adviser's obligation pursuant to such applicable law or regulation or in connection with any legal process. To the extent it is necessary for the Subscriber to provide any such required Identifying Information to the Company or the Adviser, except as required by law, the Adviser shall ensure that the Company or the Adviser uses such Identifying Information only for the purposes for which it is provided and otherwise shall keep such information confidential. If the Subscriber is permitted to provide information directly to a governmental agency, regulatory body, judicial authority or self-regulatory organization, financial institution or other counterparty, the Subscriber will promptly provide the Adviser with notice that it has complied with its reporting obligations.

(c)           Notwithstanding anything to the contrary in this paragraph 9, the Subscriber shall be required to provide the Adviser with any such Identifying Information requested thereby to the extent reasonably necessary or appropriate for tax compliance purposes.

10.           Use of Name. Neither the Adviser nor any of its respective Affiliates shall use (a) the Subscriber's name, "Apollo," "S3," any derivative thereof or any name confusingly similar to any of the foregoing, or any trade name, trademark, trade device or service mark owned by Apollo or its Affiliates, or (b) the name, or any derivative thereof, of any of the Subscriber's direct or indirect beneficial owners of whom the Adviser or its Affiliates become aware of in connection with the Subscriber's participation in the Company without the consent of the Subscriber (e-mail being sufficient), including, for the avoidance of doubt, in any written offering material, press release, brochure, public notice, or other publication material, or for marketing, promotional or advertising purposes. Nothing in the immediately preceding sentence shall prevent any disclosure or use of the name of the Subscriber or the fact of the Subscriber's Capital Commitment to the Company: (a) in any financial statements or reports distributed to the Shareholders or in the books and records of the Company; (b) as may be required based on applicable law, rule, regulation or legal, governmental or public administrative process (including filings for U.S. federal and state and non-U.S. securities laws in connection with the offering of Shares in the Company, anti-money laundering, anti-boycott, anti-bribery or anti-terrorist laws (and economic sanctions laws and regulations) rules or regulations or governmental requests); (c) to professional advisors (e.g., attorneys and accountants), investment bankers, administrators, other agents or service providers to the Company and/or portfolio companies or funding sources (e.g., lenders and/or co-subscribers) to the Company and/or portfolio companies on a non-marketing basis that, in each case, have agreed to keep such information confidential (or are otherwise subject to an obligation of confidentiality); (d) to current Shareholders (or their agents and representatives) as part of a list of subscribers in the Company (or subset thereof) and on a confidential basis to prospective Shareholders that request disclosure of the identity of the existing Shareholders, with the consent of the Subscriber, not to be unreasonably withheld; (e) to the extent the Adviser reasonably determines it to be necessary or advisable in connection with an actual or potential investment, with the consent of the Subscriber, not to be unreasonably withheld; or (f) to the extent the Adviser determines it to be reasonably necessary or appropriate for regulatory or tax compliance purposes.

11.           Deemed Consent. The Adviser shall not deem the failure of the Subscriber to respond to a request for its approval or consent to any proposed transaction, amendment, variation or other matter expressly provided under the Company Documents as constituting the Subscriber's approval or consent and any approval or consent shall only be deemed given by the Subscriber's affirmative written consent (e-mail being sufficient). The Subscriber shall in good faith use commercially reasonable efforts to provide responses for any such matter by the requisite deadline.

12.           Power of Attorney.

(a)           Any power of attorney granted to the Adviser by the Subscriber pursuant to the Company Documents or the Subscription Agreement shall be limited to ministerial acts performed by the Adviser on behalf of the Subscriber. The Adviser shall provide the Subscriber with a copy of any agreement, instrument or other document that is signed by the Adviser as attorney-in fact for the Subscriber pursuant to the powers of attorney.

(b)           Any power of attorney granted to the Adviser by the Subscriber pursuant to the Company Documents or the Subscription Agreement shall automatically be revoked upon (i) the filing of a petition in bankruptcy by the Adviser, (ii) the dissolution of the Adviser or (iii) the removal or termination of the Adviser as the investment adviser of the Company pursuant to the Company Documents or the Subscription Agreement.

13.           Subscription Agreements. The Adviser hereby represents and warrants to the Subscriber that the respective Subscription Agreement of each Shareholder of the Company will be similar in all material respects (except as to the amount of the respective Capital Commitment to the Company by each investor), except as otherwise agreed to by the Subscriber.

14.           Credit Facility. Notwithstanding anything to the contrary in the Subscription Agreement, the Subscriber shall not be required to provide any documentation to an applicable lender in connection with any credit facility of the Company or any of its portfolio companies pursuant to the Subscription Agreement, except for: (a) the Subscriber's completed Subscription Agreement and this Letter Agreement, on a confidential basis; or (b) a customary investor letter substantially in the form attached hereto as Exhibit A (the "Investor Letter").

15.           Anti-Bribery/Anti-Corruption.

(a)            The Adviser will use reasonable efforts to cause its officers to, not knowingly offer, promise or give any person, or request, accept or agree to receive from any person, whether for themselves or on behalf of another, a Bribe (as defined below), or otherwise not knowingly conduct any act, directly in connection with the activities of the Company in violation of the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, the Corruption of Foreign Public Officials Act of 1998 (Canada), any rules, regulations, directions or special measures promulgated thereunder, or any comparable laws or regulations, in each such case, to the extent applicable to the Company, the Adviser or their respective officers (collectively, the "Anti-Corruption Laws").

(b)            The Adviser represents, warrants and covenants as of the date hereof, to its knowledge, that:

(i)             neither it nor its officers (so far as it is aware) has offered, promised or given any person a Bribe, or requested, accepted or agreed to receive from any person, whether for itself or on behalf of another, a Bribe, directly in connection with the activities of the Company; and

(ii)            neither it nor its officers has been convicted of any offence involving bribery or corruption, nor have been or are the subject of any investigation, inquiry or enforcement proceedings by any governmental, administrative or regulatory body regarding any offence or alleged offence involving a Bribe.

(c)            For purposes of this paragraph, "Bribe" means any gift, payment, consideration, facilitation payment, financial or non-financial advantage or benefit of any kind which is illegal or corrupt, in any such case in breach of any applicable Anti-Corruption Laws.

(d)           The Adviser will adhere to policies and procedures designed to provide reasonable assurances that the Adviser nor its respective officers will violate applicable Anti-Corruption Laws.

16.           Litigation/Investigation. The Adviser shall, or shall cause the Company to, notify the Subscriber, as required by applicable law, of, (a) any lawsuit or legal proceeding in which the Company, the Adviser, any of their respective officers, or any Affiliate thereof is a named party and which is reasonably likely to materially adversely affect the business of the Company, and (b) any formal investigation (other than routine investigations) of which the Adviser or the Company becomes aware by the SEC or any other regulatory or administrative body with authority over the Company or the Adviser that involves an allegation of a material violation of a material law (including the Anti-Corruption Laws) by the Company, the Adviser, any of their respective officers, or any Affiliate thereof, to the extent that such investigation, if adversely determined, would be reasonably likely to materially adversely affect the Company's or the Adviser's ability to perform its obligations under the Company Documents.

17.           Voting Rights. In the event the Subscriber owns, controls or holds the power to vote 25% or more of the outstanding Shares of the Company, the Subscriber hereby foregoes and waives any "voting rights" it has in respect of its Shares of the Company to the extent that the "voting rights" of the Subscriber equal or exceed 25% of the "voting rights" of the Shareholders of the Company, and the Adviser and the Subscriber hereby agree that such portion of the Shares of the Subscriber subject to such waiver shall automatically, and without any further action required by either party, be deemed a non-voting interest. For purposes of this Letter Agreement, "voting rights" shall be rights deemed to be the equivalent to the right to vote for the election or removal of a director under applicable interpretations of the term "voting security" under the 1940 Act by the SEC or its staff, but for the avoidance of doubt, matters that are presented to the Subscriber in connection with voting and consent rights afforded to the shareholders of the Company under the operative documents of the Company that do not constitute "voting rights" under the 1940 Act, shall not be subject to the provisions of this paragraph.

18.           Certain Disclosures. The RIC SPV represents and warrants that it is a wholly owned subsidiary of Apollo S3 Private Markets Fund ("S3") and that, as an investment company registered under the 1940 Act, S3 is subject to certain disclosure obligations which, among other things, require S3 to disclose certain information relating to the RIC SPV's investments. Notwithstanding anything to the contrary set forth in the Company Documents or the Subscription Agreement or this Letter Agreement, the Adviser agrees that the Subscriber and S3 may disclose the following information in connection with S3's publicly available reports and filings, to the extent required, and may respond to examinations, demands, requests or reporting requirements of a regulatory authority without prior notice to or consent from the Adviser: (i) the general asset class and issuer type of the Company; (ii) the amount of the Subscriber's Capital Commitment, the cost basis of the Subscriber's investment in the Company, and the aggregate Capital Commitments of all Shareholders; (iii) the name of the Company, the fact that the Subscriber has been admitted as a Shareholder of the Company and owns Shares in the Company, that the Shares are restricted securities and the liquidity classification of the Shares; (iv) the dates during which the Subscriber was admitted as a Shareholder and has made capital contributions to the Company, reported as a range from the date of the first capital contribution to the most recent capital contribution, and the aggregate capital contributions of all Shareholders, (v) the country and geographic region of Fortress Investment Group LLC's headquarters (e.g., "North America"), (vi) the industry or industry sectors in which the Company primarily invests, (vii) the fair value of the Subscriber's Shares in the Company, as determined by the Subscriber in its discretion, and (viii) other applicable information required by law, rule or regulation in accordance with applicable investment reporting and disclosure laws, rules or regulations applicable to the RIC SPV or S3; provided that, such disclosure is required by applicable law, rule or regulation and includes only the information required by applicable law, rule or regulation to be disclosed. With respect to any disclosure referred to in this paragraph 18, none of the RIC SPV, Subscriber or S3 shall indicate or suggest that such disclosures were prepared, reviewed or approved by the Company, the Adviser or any of their Affiliates, and the Subscriber, RIC SPV and S3 each hereby agree that none of the Adviser, the Company or any of their respective Affiliates will have any responsibility or liability to the forgoing Persons in connection with any disclosures made by any of them pursuant to this paragraph 18 and paragraph 5 and, except as expressly set forth in this paragraph 18, the provisions of Section 25 of the Subscription Agreement shall continue to apply in full to the Subscriber.

19.           Pledges. The Subscriber shall be permitted to pledge any of it Shares to any lender of the Subscriber or any direct or indirect owner thereof and shall be permitted to grant any lender of the Subscriber or any direct or indirect owner thereof a security interest in any of its Shares; provided that, any such pledge or other security interest with respect to such Shares shall only be in respect of distributions and other proceeds in respect thereof and shall not provide the financing source with the ability to foreclose on such Shares or to exercise any rights of the Subscriber under the Company Documents and this Letter Agreement.

20.           Investment Company Status.

(a)           The Adviser acknowledges that (a) the RIC SPV is a wholly-owned subsidiary of S3 which is registered as an "investment company" under the Investment Company Act and (b) the Apollo Feeder relies on Section 12(d)(1)(E) of the 1940 Act and one or more of the direct or indirect owners of the Apollo Feeder is relying on the exception from the definition of "investment company" under the Investment Company Act set forth in Section 3(c)(1) or 3(c)(7) thereunder.

(b)           So long as the Apollo Feeder relies on Section 12(d)(1)(E) of the 1940 Act, it shall (a) either to seek instructions from its security holders with regard to the voting of all proxies with respect to the Shares and to vote such proxies only in accordance with such instructions, or to vote the Shares held by it in the same proportion as the vote of all other holders of the Shares, and (b) refrain from substituting Shares unless the SEC shall have approved such substitution in the manner provided in Section 26 of the 1940 Act.

21.           Percentage Interest. The Adviser represents and warrants to the Subscriber that immediately after the Subscriber's admission as a Shareholder, the Subscriber's Capital Commitment to the Company (together with those of the Subscriber's Affiliates) will not represent more than 50% of the Capital Commitments to the Company.

22.           Feeder Interests. The terms of this Letter Agreement shall apply mutatis mutandis to the Subscriber’s investment in Fortress Private Lending Fund UST Feeder LLC (the “BDC Feeder”) so long as the applicable Subscriber(s) hold limited liability company interests in the BDC Feeder.

23.           Miscellaneous. This Letter Agreement shall be construed in accordance with the Subscription Agreement and the Company Documents and is binding on and enforceable against the Parties notwithstanding any contrary provisions in the Subscription Agreement. In the event of a conflict between the provisions of this Letter Agreement, on the one hand, and any Company Document or the Subscription Agreement, on the other hand, the provisions of this Letter Agreement shall control with respect to the Parties. No consents, waivers, approvals under or amendments to this Letter Agreement shall be effective unless agreed to in writing by the Parties. This Letter Agreement, and all claims or causes of action that may be based upon, arise out of or relate to this Letter Agreement or the negotiation, execution or performance of this Letter Agreement (including any claim based upon, arising out of or related to any representation, warranty or covenant made in or in connection with this Letter Agreement or as an inducement to enter into this Letter Agreement), is made pursuant to and shall be governed by, and enforced in accordance with, the laws of the State of New York (without giving effect to any choice of law or conflict of law rules or provisions that would result in the application of the laws of any other jurisdiction), without regard to conflict of law principles. The provisions of this Letter Agreement (a) shall be of no further force or effect with respect to the Subscriber if the Subscriber ceases to be a Shareholder, (b) shall be suspended if and for so long as the Adviser designates the Subscriber as a Defaulting Subscriber in accordance with the Subscription Agreement (c) with respect to the Adviser's obligations in respect of the Company, shall be of no further force or effect against the Adviser or its Affiliates in the event that the Adviser or any of its Affiliates cease to serve as the investment adviser to the Company and (d) to the extent they have been granted based solely on a representation, warranty, covenant or similar acknowledgement of the Subscriber, unless otherwise determined by the Adviser in its sole discretion, shall be of no further force or effect if such representation, warranty, covenant or acknowledgement ceases to be true and correct in any material respect (and the Subscriber shall promptly notify the Adviser in writing of such fact). This Letter Agreement may be executed in multiple counterparts which, taken together, shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Letter Agreement by facsimile or by electronic mail in portable document format (PDF) shall be effective as delivery of a manually executed original counterpart to this Letter Agreement. Subject to paragraph 3 above, the rights and obligations arising under this Letter Agreement may not be assigned by the Subscriber without the prior written consent of the Adviser. Except as expressly set forth in this Letter Agreement, the provisions of the Subscription Agreement shall continue to apply in full to the Subscriber. For the avoidance of doubt, any of the notice, reporting, information or other similar obligations in this Letter Agreement may be satisfied through the provision of such information in the regular reports of the Company supplied to the Subscriber as a Shareholder or any other written report or written communication with the Subscriber as a Shareholder.

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IN WITNESS WHEREOF, this Letter Agreement has been executed and delivered by the Parties as of the date first written above.

FPLF Management LLC

/s/ David Sims
Name: David Sims
Title: Assistant Secretary

[Signature Page to the Letter Agreement]

Accepted and agreed as of the date first written above.

AP Fresco Aggregator, L.P.

By: AP Fresco Aggregator GP, LLC, its general partner

By: Apollo Principal Holdings B, L.P., its sole member

By: Apollo Principal Holdings B GP, LLC, its general partner

/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

MAPS Equity Holdings, LLC

By: MAPS TopCo Holdings, LLC, its sole member

By: MAPS Borrower, LLC, its sole member

By: Apollo S3 Private Market Funds, its sole member

/s/ Kristin Hester
Name: Kristin Hester
Title: Secretary